UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 25, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Participation in online events: 28/Feb to 04/Mar

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in compliance with Circular Letter No. 7/2020-CVM/SEP and in accordance with the provisions of CVM Resolution No. 44/21 and CVM Instruction No. 480/09, informs to its shareholders and the market in general the participation of its executives in online events, as follows:

Camille Faria - Chief Financial Officer at TIM.

Event: The details of the company's results in the 4th quarter of 2021 in an interview with CFO.

Date and time: March 03rd, 2022 at 7:00 PM (BRT).

Link: https://www.youtube.com/watch?v=5SRUvSKJIxo

Topics to be discussed: Tim's results for the 4th quarter and 2021 will be discussed, as well as the achievement of the objectives of the year and the estimates of future growth for the Company. In addition, the transformations in the telecommunications sector caused by the implementation of 5G technology, the consolidation of the mobile segment and the entry into operation of neutral infrastructure players will be discussed.

Rio de Janeiro, February 25, 2022.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 25, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer